

Mail Stop 3561

November 5, 2009

Mr. Zeev Vurembrand
President and Chief Executive Officer
Blue Square-Israel Ltd.
2 Amal Street
Rosh Ha'ayin 48092
Israel

   RE: Blue Square-Israel Ltd.
             Form 20-F for the Fiscal Year Ended December 31, 2008
             Filed June 29, 2009
             File No. 1-14426

Dear Mr. Vurembrand:

       We reviewed your response letter dated October 15, 2009 to our comment letter dated September 15, 2009, and have the following comment. In our comment below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-11

1.   We reviewed your response to comment number seven in our letter dated September 15, 2009. Please explain to us in detail the facts and circumstances supporting your conclusion that stores within small geographical areas are dependent on the cash inflows of other stores within the areas and represent the cash generating units. Please include a discussion of whether internal management reporting is organized to measure performance on a store-by-store basis and whether the stores are managed on store-by-store basis or on a geographic basis. Please also discuss why a store is not the lowest level of identifiable cash inflows that are largely independent of the cash inflows from other stores in the geographic areas identified as cash generating units and/or the recoverable amount of individual stores cannot be determined. Refer to paragraphs 66 - 68 of IAS 36.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief